SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/ X /	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE OF ACT 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2003.

/ /	TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]. For the transaction period from ________________ to _______________.

Commission file number: 1-08660

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hudson United Bancorp 1000 MacArthur Boulevard Mahwah, New Jersey 07430

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
Hudson United Bancorp and Subsidiaries Savings and Investment Plan
December 31, 2003 and 2002
with Report of Independent Registered Public Accounting Firm

Hudson United Bancorp and Subsidiaries Savings and Investment Plan Financial Statements and Supplemental Schedules December 31, 2003 and 2002

Contents

Report of Independent Registered Public Accounting Firm

To the Compensation and Trust Committees
Hudson United Bancorp and Subsidiaries Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the the Hudson United Bancorp and Subsidiaries Savings and Investment Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for benefits at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York June 24, 2004 1

Hudson United Bancorp and Subsidiaries Savings and Investment Plan Statements of Net Assets Available for Benefits

	December 31
	2003	2002

Investments, at fair value:
Mutual funds	$19,080,091	$15,010,722

Common stock of Hudson United Bancorp	17,427,870	17,190,081

Participant loans receivable	1,225,240	1,115,916

Net assets available for benefits	$37,733,201	$33,316,719

See accompanying notes. 2

Hudson United Bancorp and Subsidiaries
Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended
December 31, 2003

Net assets available for benefits, beginning of year	$33,316,719

Additions (deductions):
Contributions:
Employees	3,395,643
Employer	954,730
Rollovers	195,173
Forfeitures	248,296
Net realized/unrealized appreciation
of investments	4,751,360
Dividends/Interest	775,832
Distributions	(5,679,530)
Trust administrative fees	(84,089)
Net activity relating to participant's loans	(140,933)

Net assets available for benefits, end of year	$37,733,201

See accompanying notes. 3

Hudson United Bancorp and Subsidiaries
Savings and Investment Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The following description of the Hudson United Bancorp and Subsidiaries Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement and the Summary Plan Description for a more complete narrative of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Hudson United Bancorp (the “Company”). Full-time employees are eligible to be admitted to the Plan upon completion of 1,000 hours of service in a six-month period (12 months for part-time employees) and the attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined in the Plan Agreement. Forfeited balances of terminated participants’ non-vested accounts are used to reduce Company contributions. The benefit to which participant is entitled is the vested account balance.

Contributions

Each year, Plan participants may make pre-tax contribution to the Plan of 2% to 12% of their annual compensation. The Company makes matching pre-tax contributions of 50% of each employee’s contribution to a maximum of 3% of eligible annual compensation.

Upon enrollment, a participant may direct contributions in 10% increments to any of the Plan’s fund options. Participants may change their investment elections a maximum of three times per quarter. All employer matching contributions are allocated based on the participant’s election.

Participants aged 50 or older and who make the maximum allowable contribution to the Plan are entitled to contribute an additional catch-up contribution up to $2,000.

Hudson United Bancorp and Subsidiaries
Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Under the provisions of the Plan, participating employees may elect to invest their contributions in the following nine investment funds:

Employer Stock Fund	Established to invest in the common stock of Hudson United Bancorp.

Federated Intermediate Government Trust	Invests in United States Government Agency Securities that generally mature within five years from the date of purchase.

Federated Stock Trust	Invests in a portfolio of common stocks with an emphasis on large capitalized companies.

Federated Growth Strategies Fund	Invests in common stock of companies with prospects for above average growth.

Federated Stock and Bond Trust	Invests in a balanced portfolio of high quality common stocks, United States Government Agency Securities and corporate bonds rates “A” or better.

Federated Short-Term Government Trust	Established to invest in short-term U.S. treasury and other securities issued or guaranteed by the U.S. government or its agencies.

Federated Large Cap Growth Fund	The Fund seeks capital appreciation by investing primarily in large, well-established companies.

Federated Max Cap Fund	The Fund seeks to achieve a total return similar to the S&P 500 stock index.

Federated International Small Company Fund	The Fund seeks long-term capital appreciation by investing in equity securities of small cap companies.

5

Hudson United Bancorp and Subsidiaries
Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

All participants are immediately and fully vested in all participant contributions and the assets derived from their investment. Employees become fully vested in Company contributions and the assets derived from their investment in the event of any one of the following: attainment of age 65, upon retirement due to disability, death, plan termination, or the completion of five years of service with the Company. Employer contributions vest as follows:

Up to 2 years of service	=	0% vesting
After 2 years of service	=	25% vesting
After 3 years of service	=	50% vesting
After 4 years of service	=	75% vesting
After 5 years of service	=	100% vesting

Forfeitures of non-vested Company contributions for participants are used to reduce Company matching contributions to the Plan.

Participant Loans

Participants may borrow from their fund accounts up to 50% of their vested account balance. Loans are not issued to participants who have a loan outstanding under the Plan. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate established as the prevailing prime interest rate at the time of the loan issuance. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits

Pursuant to a Plan provision, upon termination of employment, employees may receive a lump sum payment equal to the value of their account unless other method of payment has been selected as provided for by the Plan. Benefit payments are distributed to participants in the Employer Stock Fund in the form of the Company’s stock or cash, at the participant’s election.

Hudson United Bancorp and Subsidiaries

Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeited Accounts

At December 31, 2003, year to date forfeited non-vested accounts totaled $248,296, of which $215,000 was used to reduce 2003’s employer contributions. The remaining balance will be used to reduce future employer contributions.

2. Summary of Significant Account Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

Investments are stated at their aggregate fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The market value of the participation units in the Federated funds is based on quoted market value on the last business day of the Plan year.

The change in the difference between the fair value and cost of investments is reflected in the statement of changes in net assets available for benefits as net appreciation (depreciation) of investments, along with gains or losses realized on the sale of investments, which are determined using a specific identification basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Loans

The participant loans are valued at their outstanding balances, which approximate fair value.

Payment of Benefits

Benefits are recorded when paid.

Hudson United Bancorp and Subsidiaries
Savings and Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Account Policies (continued)

Operating Expenses

Trust administrative fees of the Plan are paid out of the Plan’s assets. All other plan expenses are paid for by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan’s investments are held by Reliance Trust Company.

The following table represents net realized gains and unrealized appreciation in fair value of investments for the year ended:

December 31, 2003
Mutual Funds	$1,815,023
Common Stock of Hudson United Bancorp	2,936,337

Total	$4,751,360

The fair value of individual investments that represent 5% or more of the Plan’s net assets at end of year as follows:

	2003	2002

Hudson United Bancorp Common stock	$17,427,870	$17,190,081
Federated Short-Term Government Trust	8,617,617	7,603,978
Federated Stock Trust	2,895,496	2,010,918
Federated Growth Strategies Fund	2,632,047	--

8

Hudson United Bancorp and Subsidiaries
Savings and Investment Plan

Notes to Financial Statements (continued)

4. Transactions with Parties-in-Interest

At December 31, 2003 and 2002, the Plan held 471,661 and 552,736 shares of common stock, respectively, of the Company with a fair value of $17,427,870 and $17,190,081, respectively. Dividend income from this investment was $589,930 and $593,766 for the years ended December 31, 2003 and 2002, respectively. The Company provides Trust Administration services to the Plan. For the year ended December 31, 2003, the related fees paid to the Company amounted to $84,089.

The Plan’s record keeper is Federated Retirement Plan Services.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 3, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirement of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

Supplemental Schedules

EIN: #22-1003680 Plan: #003 Hudson United Bancorp and Subsidiaries Savings and Investment Plan Schedule H, 4i—Schedule of Assets (Held at End of Year) December 31, 2003

Identity of Issuer	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value

Federated Securities Corp.*	8,617,617 units of Federated Short-Term Government Trust	$ 8,617,617
Federated Securities Corp.*	100,192 units of Federated Growth Strategies Fund	2,632,047
Federated Securities Corp.*	84,491 units of Federated Stock Trust	2,895,496
Federated Securities Corp.*	88,336 units of Federated Stock and Bond Trust	1,594,472
Federated Securities Corp.*	147,246 units of Federated Intermediate Government Trust	1,696,273
Federated Securities Corp.*	51,260 units of Federated Large Cap Growth Fund	395,726
Federated Securities Corp.*	32,780 units of Federated Max Cap Fund	736,567
Federated Securities Corp.*	22,431 units of Federated International Small Company Fund	511,893

		19,080,091
Common Stock
Hudson United Bancorp*	471,661 shares	17,427,870

Participant Loans	Interest rates range from 4.25% to 10% and loans mature through 11/07/12	1,225,240

		$37,733,201

*Denotes party-in-interest Note: Cost of assets is not applicable as all investments are directed by the participants. 10

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, the Plan administrators have duly caused this Form 11-K to be signed on their behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2004	HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN By: —————————————————— D. Lynn Van Borkulo-Nuzzo, on behalf of Plan Administrators

Exhibit Index

23	Consent of Ernst &Young LLP